EXHIBIT (a)(1)(I)


FOR IMMEDIATE RELEASE

     OLD MUTUAL EXTENDS TENDER OFFER FOR UNITED ASSET MANAGEMENT CORPORATION

                    New Expiration Date is September 11, 2000

BOSTON (August 29, 2000) - Old Mutual plc announced today that it has extended the expiration date for its cash tender offer for all outstanding shares of common stock of United Asset Management Corporation (NYSE: UAM). The new expiration date is Monday, September 11, 2000 at 5:00 p.m. EST.

As of the previous expiration date of 5:00 p.m. EST on August 28, 2000, approximately 46,377,396 shares of UAM common stock had been tendered, representing approximately sixty-two and a half percent (62.5%) of UAM common stock on a fully-diluted basis.

Contact:
U.K. media and investors:
Old Mutual, plc, www.oldmutual.com
James Poole, Director, Investor Relations
44-171-569-0100 or 617-536-5311
james.poole@omg.co.uk

or

U.S. media:
Hewes Communications, Inc.
Tucker Hewes, 212-207-9451
tucker@hewescomm.com